Exhibit (a)(5)(A)

EFiled: Jul 6 2012 10:45 AM EDT Transaction ID 45183754 Case No. 7675-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ALAN KAHN,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
ROGER L. DAVENPORT, V. RAMAN	)
KUMAR, FRANK BAKER, PETER	)
BERGER, ROBERT J. GRECZYN,	)
JEFFREY HENDREN, KENNETH J.	)
MCLACHLAN, JAMES P. NOLAN, COLIN	)
J. O’BRIEN, ANDREW E. VOGEL, HENRY	)
C. WOLF, MMODAL INC., ONE EQUITY	)
PARTNERS, LEGEND PARENT, INC. and	)
LEGEND ACQUISITION SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Alan Kahn (“Plaintiff”), by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of himself and all other similarly situated public shareholders of MModal, Inc. (“MModal” or the “Company”) against the Company’s Board of Directors (the “Individual Defendants”) for breaches of fiduciary duties, and against One Equity Partners LLC (“OEP”), a private investment arm of JP Morgan Chase & Co. (“JPMorgan”), and its affiliates, Legend Parent, Inc. (“Parent”) and Legend Acquisition Sub, Inc. (“Merger Sub”), for aiding such breaches of fiduciary duties. Plaintiffs claims arise from the Agreement and Plan of Merger between the Company, Parent and Merger Sub dated as of July 2, 2012 (the “Merger Agreement”) pursuant to which Parent will commence a tender offer (the “Tender Offer”) to acquire all outstanding shares of MModal for $14 cash per share (the “Buyout”).

2. The Individual Defendants agreed to the Buyout at an inadequate price for MModal shareholders. The $14 per share Buyout price is at just 8.46x EBITDA, compared with an average 21.3x among ten comparable deals, according to Bloomberg. The Buyout price also represents a premium of just 8.4% over the closing price of MModal common stock on July 2, 2012, just prior to the announcement, which is also far below the average premiums paid in recent, comparable transactions. Indeed, the Company’s stock traded as high as $13.15 per share on July 2, which implies an even lower premium of just 6.5%.

3. The Company has performed well for its investors in the past and is expected to do in the future. Its annual revenue increased from $171.41 million in 2008 to $443.80 million in 2011 and its net loss of $113.67 million in 2008 turned into a net income of $62.80 million in 2011. Analyst estimates for MMondal range from $14 to $16 per share, such that the Buyout price matches only the most bearish of analyst views of the Company. Taking into account a going-private premium, the price should be even higher. One analyst commented after the Buyout announcements that MModal “should have been sold for between $17 and $18 a share.”

4. MModal is effectively controlled by its largest shareholder, S.A.C. Private Capital Group LLC and its affiliates (collectively, “SAC”), which owns 31% of the Company’s outstanding common shares. Several members of the Board are employed by or affiliated with SAC.

5. SAC first acquired a majority stake in the Company in 2008. The Buyout is an exit strategy for SAC that began when SAC divested of approximately 16.8% of its stake in the Company through a February 2011 initial public offering (the “IPO”). Now, following the private equity playbook of cycling the Company between private ownership to public ownership, SAC seeks to dispose of its remaining stake in MModal through the Buyout. Although the agreements have not been made public, SAC appears to have entered into support agreements with OEP to tender its 31% stake and support the Buyout. In addition to effectively precluding the emergence of any competing bidder for the Company, the agreement to tender the 31% stake means that OEP can trigger the Merger Agreement’s top-up option with the tender of just 5.7 million more shares (roughly 16.6% of the remaining public shares), which is far fewer than the 17 million shares that traded immediately following the announcement of the Buyout and now presumably rest in the hands of arbitrageurs who favor the Buyout.

6. The inadequate price was further produced through a flawed process in which MModal’s financial advisor, RBC Capital Markets, LLC (“RBC”), switched sides and is now providing committed financing to OEP to complete the Buyout. The Individual Defendants declined to just say no to RBC’s efforts to play both sides (and presumably profit from both sides), instead installing Macquarie Capital (USA) Inc. (“Macquarie”) as another financial advisor to bless the Buyout.

7. The Individual Defendants have breached their fiduciary duties by agreeing to the Buyout based on a defective sales process that resulted in inadequate consideration. Plaintiff seeks equitable relief, compelling the Board to properly exercise its fiduciary duties to maximize shareholder value in connection with the Buyout or any alternate transaction.

THE PARTIES

8. Plaintiff is and at all times relevant hereto was a shareholder of MModal. Plaintiff owns 24,820 MModal shares, valued at $347,480 at the Buyout price.

9. MModal is a Delaware corporation with principal executive offices located at 9009 Carothers Parkway, Franklin, Tennessee 37067. MModal is a provider of medical document processing technology, including clinical transcription services, cloud-based speech understanding technology and unstructured data analytics. MModal common stock trades on the NASDAQ under the symbol “MODL.”

10. Defendant Roger L. Davenport (“Davenport”) has been the Company’s Chairman and CEO since July 2011.

11. Defendant V. Raman Kumar (“Kumar”) has been the Company’s Vice Chairman since February 2007. From February 2007 to October 2010, Kumar was also the Company’s CEO.

12. Defendant Frank Baker (“Baker”) has been a director of the Company since August 2008. Baker was also a non-executive director of the Company’s wholly owned subsidiary, MModal MQ Inc. (formerly known as MedQuist Inc.), from August 2008 until April 2012. Baker was a co-founder SAC and was a Managing Director of SAC from 2007 to March 2011. In March 2011, Baker co-founded Siris Capital Group, LLC (“Siris”) as a successor entity to SAC. From 1999 to 2006, Baker was at Ripplewood, a New York based private equity firm, and RHJ International, a financial services company incorporated under the laws of Belgium.

13. Defendant Peter Berger (“Berger”) has been a director of the Company since August 2008. Berger is also a non-executive director of MModal MQ Inc. and as Chairman of its Audit Committee and Nominating Committee until April 2012. Berger is a Managing Director and co-founder of Siris Capital Group, LLC, which was established in March 2011. Berger was a co-founder of SAC and was a Managing Director of SAC from 2007 to March 2011. Berger was also a founding member of Ripplewood and a special senior advisor to RHJ International.

14. Defendant Robert J. Greczyn (“Greczyn”) has been a director of the Company since October 2011. Greczyn is a member of the Audit Committee and Compensation Committee.

15. Defendant Jeffrey Hendren (“Hendren”) has been a director of the Company since 2008. Hendren is a Managing Director and co-founder of Siris. He was also a co-founder of SAC and was a Managing Director of SAC from 2007 to March 2011. Hendren was also a Managing Director of Ripplewood and RHJ International.

16. Defendant Kenneth J. McLachlan (“McLachlan”) has been a director of the Company since May 2007. McLachlan is Chairman of the Audit Committee and is a member of the Compensation Committee.

17. Defendant James P. Nolan (“Nolan”) has been a director of the Company since June 2009. Nolan is Chairman of the Compensation Committee and as a member of the Nomination and Corporate Governance Committee.

18. Colin J. O’Brien (“O’Brien”) has been a director of the Company since November 2011. O’Brien is a member of the Audit Committee and Nomination and Corporate Governance Committee. O’Brien was a member of the MModal MQ Inc. board of directors from September 2008 to March 2011.

19. Defendant Andrew E. Vogel (“Vogel”) has been a director of the Company since October 2011. Vogel is Chairman of the Nomination and Corporate Governance Coimmittee. Vogel was a member of the MModal MQ Inc. board of directors from September 2008 to March 2011. Vogel was also an investment profession at Ripplewood Holdings.

20. Defendant Henry C. Wolf (“Wolf”) has been a director of the Company since February 2012. Wolf is a member of the Compensation Committee.

21. Defendants Davenport, Kumar, Baker, Berger, Greczyn, McLachlan, Hendren, Nolan, O’Brien, Vogel and Wolf are collectively referred to herein as the “Individual Defendants.”

22. Defendant OEP is a Delaware limited liability company and is the private investment arm of JPMorgan. OEP was established in 2001 and manages $10 billion of investments and commitments from JPMorgan.

23. Defendant Parent is a Delaware corporation and is an affiliate of OEP.

24. Defendant Merger Sub is a Delaware company and wholly owned subsidiary of Parent formed solely to effectuate the Buyout. Collectively, Parent and Merger Sub are referred to as “Parent” herein.

25. The Individual Defendants, MModal, OEP and Parent, are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of April 4, 2012, the Company had over 33 million shares outstanding that were not beneficially owned by the Defendants or SAC and its affiliates. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

29. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

(b) whether OEP and Parent have aided and abetted such breaches of fiduciary duty; and

(c) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

Background of the Company

33. The Company’s predecessor, CBaySystems Holdings Limited (“CBay”) was organized in 1998. In August 2008, SAC invested $124 million to acquire a majority interest in CBay. CBay used the proceeds of the SAC investment to acquire a majority stake in its competitor, Medquist Inc. (later MModal MQ Inc.) from Koninklijke Philips Electronics N.V. on August 6, 2008. In April 2010, CBay and MedQuist separately acquired certain assets of Spheris in a transaction conducted under Section 363 of the Bankruptcy Code. Spheris was the second-largest US medical transcription service provider by revenue at the time.

34. On January 27, 2011, CBay changed its name to MedQuist Holdings Inc. (“MedQuist”),re-domiciled from the British Virgin Islands to Delaware, and authorized an offering of 300 million shares of common stock par value at $0.10 per share and 25 million shares of preferred stock at $0.10 par value per share. In connection with the re-domiciliation, MedQuist adjusted the number of its shares outstanding through a reverse share split in which every 4.5 shares of its common stock outstanding prior to there-domiciliation was converted into one share of MedQuist common stock upon its re-domiciliation.

35. In February 2011, MedQuist commenced both a private and public exchange offer to exchange shares of MedQuist common stock for shares of MedQuist Inc. common stock. As a result, MedQuist increased its ownership interest in MedQuist Inc. to approximately 97%. On October 18, 2011, MedQuist completed a short-form merger with MedQuist Inc. resulting in MedQuist Inc. becoming an indirectly, wholly owned subsidiary of MedQuist and MedQuist common stock no longer being publicly traded.

36. In February 2011, MedQuist completed its U.S. initial public offering of common stock, selling 3 million of its common shares (along with 1.5 million shares owned by selling shareholders) at an offer price of $8.00 per share. MedQuist’s common stock was initially listed on the NASDAQ under the symbol “MEDH.” Prior to the IPO, SAC owned a 47.8% stake in MedQuist.

37. Effective January 23, 2012, MedQuist changed its name to MModal Inc., and on January 25, 2012, the Company’s stock symbol was changed to “MODL.” The name change was effectuated to reflect the unification of the company’s services, which also include coding, data analytics and health information management professional services, particularly transcription.

38. The Company performed strongly in the past few years. According to its 2011 annual report, the Company increased its net revenues from$171.4 million in 2008 to $443.8 million in 2011. It also transformed from a net loss per share of $4.68 in 2008 to a net income per share of $1.15 in 2011.

39. On May 8, 2012, MModal affirmed and updated its previously issued performance goals and expectations for fiscal 2012, and indicated that it expects net revenues of $490 million to $505 million, adjusted EBITDA of $123 million to $130 million and adjusted net income of $1.25 to $1.36 per fully diluted share (EPS). For the quarter, the Company reported record revenues of $117.4 million, a 5.5% increase over the $111.2 million in net revenues reported during the same quarter of the previous year. Additionally, MModal reported total earnings per share of $0.30 for first quarter of 2012, beating consensus analyst estimates of $0.26 by 14.07%.

40. Commenting on the Company’s first quarter results, Chairman and CEO Davenport told investors that:

We are off to a strong start in 2012 and well underway with our most important objectives of significantly expanding the direct sales force for technology solutions and transcription outsource services, building out an indirect sales channel with an ecosystem of partners and commercializing our technologies. The promise of our technology is to solve some of the most pressing problems of our industry, and this is being validated by our successes in the marketplace. We will continue to focus on the execution required to translate this ‘promise’ into meaningful financial and operating momentum in the second half of the year.

41. The Company has announced several major developments in the past few months, including a partnership with the Duke University Health System to roll out the University’s Epic electronic health record, which will be made available to more than 1,000 inpatient and ambulatory care physicians.

42. On May 9, 2012, MModal introduced Fluency Cloud, a group of speech-to-text applications that populates electronic health records with data from doctors’ narrated accounts of patient interactions.

43. Also in June 2012, the Company introduced a new line of products called Catalyst, which help clinicians extract unstructured data and combine it with structured information. (Unstructured data consists of dictated notes from patient exams, while structured data includes information on medication, lab values and vital signs.)

44. According to Stephen Willis, chief information officer at Canopy Partners:

M*Modal Catalyst allows us an unparalleled level of visibility. It actually bridges the gap between structured data and language, and lets us mine the data hidden within the language. We’re able to turn a static, text document into an actual living document so we can measure against the quality measures that our best practice operating committee has determined are most meaningful.

45. Likewise, Bloomberg reported the comments of another analyst of the positive impact of the Supreme Court’s recent decision to uphold healthcare reform:

MModal’s speech recognition and document processing technologies will be in demand as hospitals race to become more efficient after the U.S. Supreme Court upheld the health-care overhaul, said Leo Carpio, an analyst with Caris & Co. in New York.

“Altogether, it’s an attractive asset,” Carpio said. “This allows physicians to be productive, while still capturing the data they need.”

The Buyout

46. On July 2, 2012, MModal issued a press release to announce that it had entered into the Merger Agreement with Parent to be acquired by Merger Sub for $14 cash per share. According to the press release, Merger Sub will begin a Tender Offer no later than July 17, 2012 and the Buyout is expected to close by third quarter 2012. According to the press release, SAC agreed to support the Buyout and tender its shares. SAC is a private equity firm managed by the founders of Siris, including members of MModal’s board of directors. The Merger Agreement includes an irrevocable top-up option that may be exercised by Parent and Merger Sub. MModal expects its existing management team to remain in place following the close of the Buyout.

47. The $14 per share in cash agreed to by the Individual Defendants does not represent fair value for MModal, in that it does not reflect the long-term value of the Company, particularly given the structural changes that the Company recently completed with streamlining of its business.

48. Indeed analysts have valued the Company’s stock as high at $16 per share and, according to Bloomberg, the Buyout values MModal at only 8.46x EBITDA, compared with an average 21.3x among ten comparable deals.

49. Indeed, several analysts or investors raised pointed questions to management regarding the low valuation of the Buyout price. Analyst Frank Morgan from RBC noted the valuation and stated that “you know, we’ve already started getting calls about it—how do you think about the valuation here versus some of the takeout comps that have happened in the past?” Michael Needleman from Preservation Asset Management commented that:

Going back to the premium if you go back to when you announced the deal for Modal on July [2] I think the price was—of the stock was approximately $13.20. And having kind of gone through a year of, you know, putting together a plan that premium, in my opinion, is not justified on the overall potential from the standpoint of the market.

50. The negative reaction from analysts and investors was noted in an article in The Tennessean (the principal daily newspaper in Nashville):

Questions about price kept popping up in Franklin-based M*Modal’s conference call with Wall Street analysts on Tuesday as company executives discussed the newly announced deal to be acquired for $1.1 billion by the private investment arm of JP Morgan Chase & Co.

But several analysts also wondered why M*Modal couldn’t fetch a better price than $14 a share in cash.

“The question everybody’s asking is what’s there that we’re missing?” said analyst Leo Carpio of Caris & Co. “Why are they selling themselves at so low a price?”

Carpio believes M*Modal is worth at least $18 a share.

Carpio is puzzled that M*Modal, one of only two players with a proprietary speech-recognition software in the health-care information technology sector, sold for relatively less than a smaller, solely medical transcription services company went for roughly three months ago.

51. Management has so far shrugged off the criticism, because they know that completion of the Buyout is virtually assured, as is their post-Buyout employment by OEP. With SAC’s agreement to support the Buyout and tender its 31% block, management knows that they only need 16.6% (or about 5.7 million) of the public shares not held by Defendants or SAC to accept the tender offer and trigger the OEP’s top-up option. And, because over 17 million shares traded in the two trading days after the Buyout announcement, it is likely that far more than 5.7 million shares now sit in the hands of arbitrageurs who favor the certainty of completion of the Buyout.

52. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of MModal’s public shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

53. Instead, the Individual Defendants agreed to a flawed process where they permitted the Company’s financial advisor, RBC, to switch sides and provide committed financing to OEP.

54. The Buyout does not adequately value MModal shares. Instead, as a direct result of the Individual Defendants’ breach of duty, the Buyout will benefit OEP at the expense of MModal’s public shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

55. Plaintiff repeats and realleges each allegation set forth herein.

56. The Individual Defendants have violated their fiduciary duties of care and loyalty, owed to public shareholders of MModal.

57. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in MModal.

58. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of loyalty owed to the shareholders of MModal because, among other reasons, they failed to take steps to maximize the value of MModal to its public shareholders.

59. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of MModal’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

60. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

61. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting the Individual Defendants’

Breach of Fiduciary Duties Against Parent and OEP

62. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

63. Parent and OEP have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to MModal’s public shareholders, and has participated in such breaches of fiduciary duties.

64. Parent and OEP have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein, including these defendants’ knowing use of MModal’s financial advisor, RBC, to provide committed financing to OEP. In so doing, Parent and OEP rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Merger in breach of their fiduciary duties.

65. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that the action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP

James S. Notis

Kira German

501 Fifth Avenue

New York, NY 10017

(212) 905-0509

HAROLD B. OBSTFELD, P.C.

Harold B. Obstfeld

100 Park Avenue, 20th Floor

New York, NY 10017

(212) 696-1212

July 6, 2012